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Exhibit 23

                        INDEPENDENT AUDITORS' CONSENT

The Board of Directors
ESCO Electronics Corporation:

We consent to incorporation by reference in the registration statements
(Nos. 33-39737, 33-47916, and 33-98112) on Form S-8 of ESCO Electronics
Corporation of our report dated November 13, 1996,except as to Note 11 for which the date is May 30, 1997 relating to the consolidated balance sheets of ESCO Electronics Corporation and subsidiaries as of September
30, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996, which report is included in the September 30, 1996 Annual Report on Form 10-K/A Amendment No. 1 of ESCO Electronics Corporation. Our report refers to a change in the method of accounting for certain guarantee fees in fiscal year 1995.



KPMG Peat Marwick LLP


St. Louis, Missouri
May 30, 1997